FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2006

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Managing Director
                                                Executive Vice President
                                                General Manager of the
                                                 Finance & Accounting Division

January 30, 2006


--------------------------------------------------------------------------------

RICOH

                                                               January 30, 2006

                               QUARTERLY REPORT

                     Third Quarter Ended December 31, 2005

      (Results for the Period from October 1, 2005 to December 31, 2005)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1)Three Months Ended December 31, 2005 and 2004

                                                      (Billions of yen)
-----------------------------------------------------------------------
                                       Three months Three months
                                          ended        ended
                                       December 31, December 31,
                                           2005         2004     Change
-----------------------------------------------------------------------
 Domestic sales                            230.8        231.3     -0.2%
 Overseas sales                            244.8        212.4     15.3%
Net sales                                  475.7        443.7      7.2%
Gross profit                               201.1        192.1      4.7%
Operating income                            37.0         38.7     -4.2%
Income before income taxes                  38.7         34.6     11.7%
Net income                                  23.0         22.2      3.5%
-----------------------------------------------------------------------
Exchange rate (Yen/US$)                   117.24       106.01    11.23
Exchange rate (Yen/EURO)                  139.41       137.16     2.25
-----------------------------------------------------------------------
Net income per share (yen)                 31.34        30.08     1.26
-----------------------------------------------------------------------
Capital expenditures                        21.2         20.5      0.7
Depreciation for tangible fixed assets      17.6         16.9      0.6
R&D expenditures                            27.2         26.1      1.0
-----------------------------------------------------------------------

(2)Nine Months Ended December 31, 2005, 2004 and Year Ending March 31, 2006

                                                                              (Billions of yen)
---------------------------------------------------------------------------- ------------------
                                           Nine months  Nine months
                                              ended        ended             Year ending
                                           December 31, December 31,          March 31,
                                               2005         2004                2006
                                            (Results)    (Results)   Change  (Forecast)  Change
---------------------------------------------------------------------------- ------------------
 Domestic sales                                 711.8        700.4      1.6%     990.0     1.7%
 Overseas sales                                 686.9        619.3     10.9%     920.0     9.4%
Net sales                                     1,398.7      1,319.8      6.0%   1,910.0     5.3%
Gross profit                                    589.4        555.9      6.0%     802.0     6.3%
Operating income                                103.9         96.4      7.8%     153.0    12.9%
Income before income taxes                      108.1         94.7     14.1%     157.5    16.3%
Net income                                       65.8         58.0     13.5%      97.0    16.7%
---------------------------------------------------------------------------- ------------------
Exchange rate (Yen/US$)                        112.04       108.55     3.49     111.52    3.94
Exchange rate (Yen/EURO)                       136.92       134.60     2.32     136.44    1.19
---------------------------------------------------------------------------- ------------------
Net income per share (yen)                      89.74        78.56    11.18     132.10   19.46
---------------------------------------------------------------------------- ------------------
Total assets                                  1,990.8      1,899.8     90.9         --      --
Shareholders' equity                            929.5        841.9     87.5         --      --
Interest-bearing debt                           397.4        446.4    -49.0         --      --
---------------------------------------------------------------------------- ------------------
Equity ratio (%)                                 46.7         44.3      2.4         --      --
---------------------------------------------------------------------------- ------------------
Shareholders' equity per share (yen)         1,265.83     1,139.87   125.96         --      --
---------------------------------------------------------------------------- ------------------
Cash flows from operating activities             93.5         74.3     19.2         --      --
Cash flows from investing activities            -91.2        -90.5     -0.6         --      --
Cash flows from financing activities            -32.0        -22.9     -9.1         --      --
Cash and cash equivalents at end of period      154.8        168.1    -13.3         --      --
---------------------------------------------------------------------------- ------------------
Capital expenditures                             79.4         58.7     20.6      110.0    25.2
Depreciation for tangible fixed assets           48.7         48.0      0.7       67.0     0.2
R&D expenditures                                 82.1         79.6      2.5      116.0     5.5
---------------------------------------------------------------------------- ------------------

                              RICOH COMPANY, LTD.

* Ricoh bases the forecast estimates for the year ending March 31, 2006 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

PERFORMANCE
*Overview

The Ricoh groups' consolidated net sales for the third quarter of fiscal 2006 (the three months period from October 1 to December 31, 2005) increased by 7.2% as compared to the previous corresponding period, to Yen 475.7 billion.
During this quarter, the average yen exchange rates were Yen 117.24 against the U.S. dollar (down Yen 11.23) and Yen 139.41 against the Euro (down
Yen 2.25). Net sales would increase by 4.2% excluding impact of such foreign currency exchange fluctuations.

As for Japan, net sales of product categories such as PPCs (plain paper copiers), MFPs (multifunctional printers) and laser printers and net sales of solution business such as support service increased. Moreover, Industry Business and Other Business achieved steady sales growth. On the other hand, net sales of stand-alone products, and personal computers and PC servers decreased. As a result, domestic sales decreased by 0.2% as compared to the previous corresponding period.

As for overseas, net sales of digital PPCs increased in the Americas and China. Net sales of MFPs and laser printers increased in each region. Net sales increased by 25.5% (13.4% excluding exchange fluctuation impact) in the Americas, 7.0% (5.0%) in Europe and 18.7% (11.9%) in Other area such as China and Asia. As a result for overseas, net sales increased by 15.3% as compared to the previous corresponding period and would increase by 9.0%, excluding impact of currency exchange fluctuations.

Gross profit increased by 4.7% due primarily to increased sales in the Imaging Solution as our core business such as digital PPCs, MFPs and laser printers.

As for operating income, it decreased by 4.2% as compared to the previous corresponding period, to Yen 37.0 billion due primarily to an increase of selling, general and administrative expenses that consists of R&D expenses (increased Yen 1.0 billion, 5.7% of net sales), the reorganization of domestic bases and integration of group companies in Japan and overseas.

A gain from foreign currency exchange was included in the other (income) expenses. As a result, income before income taxes increased by 11.7% as compared to the previous corresponding period, to Yen 38.7 billion.

As for provision for income taxes, effective tax rate during this quarter raised temporarily due to the recognition of deferred income tax accompanied with integration of group companies. A decrease in minority interests in earnings of subsidiaries and equity in earnings of affiliates were due to decreased income of subsidiaries and affiliates.

As a result, net income increased by 3.5% as compared to the previous corresponding period, to Yen 23.0 billion.

*Conditions by Product Line

Office Solution Business (Sales up 7.4% to Yen 407.9 billion)
--------------------------------------------------------------

Net sales in the Imaging Solution as our core business increased as compared to the previous corresponding period due primarily to a continuously sales increase of color PPCs, MFPs and laser printers in Japan and overseas. On the other hand, net sales in the Network System Solution decreased due primarily to a decrease in sales of personal computers and PC servers. As a result, net sales in the Office Solution Business increased by 7.4% to Yen 407.9 billion.

   Imaging Solution (Sales up 8.6% to Yen 367.2 billion)
   ------------------------------------------------------

   - Although domestic sales of digital PPCs decreased due primarily to a shift in customer demands to MFPs from stand-alone products, overseas sales of digital PPCs continued performing well.

   - Color PPCs increased by introducing a new series of products to the market in responding to an increase of customer demands.

   - In response to customer demands for high speed, networking and coloration, sales of MFPs continued to increase by offering new product lineups in Japan and overseas.

              MFPs:       Imagio Neo 250, Imagio Neo 453 in Japan
                          Aficio 2020/2020D series overseas
              Color MFPs: Imagio Neo C246 in Japan
                          Aficio 3260C overseas

   - Sales of laser printers continued to increase.

   - As a result, sales in this category increased by 8.6%.

   Network System Solution (Sales down 2.6% to Yen 40.7 billion)
   --------------------------------------------------------------

   - Net sales in this category decreased due primarily to a decline in sales of personal computers and PC servers as compared to the previous corresponding period, although net sales of solution business such as support service increased.

Operating income in this segment decreased by 6.2% as compared to the previous corresponding period, to Yen 51.3 billion. Despite the profit effect of increased sales and new product offering, it was offset by R&D expenses and costs incurred by the reorganization of domestic bases and integration of group companies.

Industry Business (Sales up 13.9% to Yen 29.7 billion)
-------------------------------------------------------

Net sales in the Industry Business increased by 13.9% as compared to the previous corresponding period, to Yen 29.7 billion. Despite a decrease in demand of optical equipments business, sales in thermal business and electronic component business increased, and semiconductor business also increased its sales as compared to the previous corresponding period. However, the Industry Business resulted losses of Yen 0.7 billion in operating income due primarily to countermeasures to the market of measuring equipments business.

Other Business (Sales up 0.8% to Yen 38.0 billion)
---------------------------------------------------

Net sales in the Other Business increased by 0.8% as compared to the previous corresponding period, to Yen 38.0 billion. Despite decreased sales of optical discs business in overseas and sales of non-core business subsidiary, financing and logistics businesses performed well and contributed in profits.

As a result, operating income in this segment increased to Yen 2.4 billion.

Note: Effective from the year ending March 31, 2006, our business segment is changed into three categories such as "Office Solution", "Industry" and "Other".

*Cash Flows (Nine months ended December 31, 2005)

Net cash provided by operating activities increased Yen 19.2 billion as compared to the previous corresponding period, to Yen 93.5 billion. It was due mainly to the fact that net income and depreciation increased and trade receivables were collected, despite a decrease in trade payables and increase in finance receivables.

Net cash used in investing activities increased Yen 0.6 billion to Yen 91.2 billion, due to capital expenditure on research and development facilities and new plants.

As a result, free cash flows generated by operating and investing activities increased Yen 18.5 billion as compared to the previous corresponding period, to Yen 2.2 billion.

Net cash used in financing activities amounted to Yen 32.0 billion due primarily to the repayment of interest-bearing debt and dividend payments.

As a result, cash and cash equivalents at the end of this third quarter decreased by Yen 32.0 billion as compared to the end of the preceding fiscal year, to Yen 154.8 billion.

* Forecast for the entire fiscal year

As for consolidated operating results forecast for the fiscal year ending March 31, 2006, we have revised our sales forecast as announced in October 2005, up to Yen 1,910.0 billion in view of increased sales for nine months ended December 31, 2005. Assumed foreign exchange rates for the fourth quarter of Yen 110.00 to the U.S. dollar and Yen 135.00 to the Euro have been unchanged.

As for income, we revised downward our forecast to operating income of Yen
153.0 billion and income before income taxes of Yen 157.5 billion, from Yen
160.0 billion and Yen 160.0 billion of which we announced in October 2005, respectively. It is due primarily to the activities of which include production and sales promotion for new core products in the Imaging Solutions in the second half of this fiscal year, additional spending for the integration of domestic bases and group companies, and building of core operating system.

Net income forecast of Yen 97.0 billion has been unchanged.

Our performance forecasts for fiscal 2006 are as follows:

Exchange rate assumptions for the fiscal year ending March 31, 2006

US$ 1 = Yen 111.52 (Yen 107.58 in previous fiscal year)

EURO 1 = Yen 136.44 (Yen 135.25 in previous fiscal year)

                                              (Billions of yen)
---------------------------------------------------------------
                            Year ending     Year ended
                           March 31, 2006 March 31, 2005
                             (Forecast)     (Results)    Change
---------------------------------------------------------------
 Domestic sales                 990.0          972.9       1.7%
 Overseas sales                 920.0          841.1       9.4%
Net sales                     1,910.0        1,814.1       5.3%
Gross profit                    802.0          754.5       6.3%
Operating income                153.0          135.5      12.9%
Income before income taxes      157.5          135.3      16.3%
Net income                       97.0           83.1      16.7%
---------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2006 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2005 (U.S. GAAP FINANCIAL INFORMATION)

1. ITEMS RELATING TO THIRD QUARTER FINANCIAL STATEMENTS

(1)  No change in accounting method has been made.

(2) Change relating to the scale of consolidation and the application of the equity method:

   Consolidated subsidiaries: 2 additions; 13 removals

   Companies accounted for by the equity method: No change

2. RESULTS FOR THE PERIOD FROM OCTOBER 1, 2005 TO DECEMBER 31, 2005

(1) Operating Results

                                                                                      (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                   Three months ended Three months ended   Year ended
                                                   December 31, 2005  December 31, 2004  March 31, 2005
-------------------------------------------------------------------------------------------------------
Net sales                                               475,770            443,799         1,814,108
 (% change from the previous corresponding period)          7.2                5.4               1.9
Operating income                                         37,086             38,709           135,506
 (% change from the previous corresponding period)         -4.2                6.9              -9.7
Income before income taxes                               38,707             34,661           135,383
 (% change from the previous corresponding period)         11.7                4.2              -5.4
Net income                                               23,000             22,223            83,143
 (% change from the previous corresponding period)          3.5               13.0              -9.4
Net income per share-basic (yen)                          31.34              30.08            112.64
Net income per share-diluted (yen)                           --                 --                --
-------------------------------------------------------------------------------------------------------

Note: Equity in earnings of affiliates: Yen 762 million (Yen 1,532 million in previous corresponding period)

(2) Financial Position

                                                        (Millions of yen)
-------------------------------------------------------------------------
                       December 31, 2005 December 31, 2004 March 31, 2005
-------------------------------------------------------------------------
Total assets               1,990,802         1,899,898       1,953,669
Shareholders' equity         929,508           841,998         862,998
Equity ratio (%)                46.7              44.3            44.2
Equity per share (yen)      1,265.83          1,139.87        1,175.67
-------------------------------------------------------------------------

Cash Flows                                                                  (Millions of yen)
---------------------------------------------------------------------------------------------
                                           Nine months ended Nine months ended   Year ended
                                           December 31, 2005 December 31, 2004 March 31, 2005
---------------------------------------------------------------------------------------------
Cash flows from operating activities             93,524            74,318         132,780
Cash flows from investing activities            -91,252           -90,576         -96,198
Cash flows from financing activities            -32,063           -22,949         -56,439
Cash and cash equivalents at end of period      154,840           168,173         186,857
---------------------------------------------------------------------------------------------

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2005 TO MARCH 31, 2006

                                                       (Millions of yen)
------------------------------------------------------------------------
Net sales                                                  1,910,000
Operating income                                             153,000
Income before income taxes                                   157,500
Net income                                                    97,000
------------------------------------------------------------------------
Note: Net income per share (Consolidated) Yen 132.10

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2006. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

CONSOLIDATED PERFORMANCE

1. CONSOLIDATED STATEMENTS OF INCOME

(Three months ended December 31, 2005 and 2004)                                       (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                                 Three months  Three months
                                                                    ended         ended
                                                                 December 31,  December 31,
                                                                     2005         2004     Change    %
-------------------------------------------------------------------------------------------------------
Net sales                                                             475,770     443,799  31,971   7.2
Cost of sales                                                         274,616     251,696  22,920   9.1
   Percentage of net sales (%)                                           57.7        56.7
Gross Profit                                                          201,154     192,103   9,051   4.7
   Percentage of net sales (%)                                           42.3        43.3
Selling, general and administrative expenses                          164,068     153,394  10,674   7.0
   Percentage of net sales (%)                                           34.5        34.6
Operating income                                                       37,086      38,709  -1,623  -4.2
   Percentage of net sales (%)                                            7.8         8.7
Other (income) expense
 Interest and dividend income                                             886         358     528 147.5
   Percentage of net sales (%)                                            0.2         0.1
 Interest expense                                                       1,450       1,276     174  13.6
   Percentage of net sales (%)                                            0.3         0.3
 Other, net                                                            -2,185       3,130  -5,315    --
   Percentage of net sales (%)                                           -0.4         0.7
Income before income taxes, equity income and minority interests       38,707      34,661   4,046  11.7
   Percentage of net sales (%)                                            8.1         7.8
Provision for income taxes                                             15,470      12,500   2,970  23.8
   Percentage of net sales (%)                                            3.3         2.8
Minority interests in earnings of subsidiaries                            999       1,470    -471 -32.0
   Percentage of net sales (%)                                            0.2         0.3
Equity in earnings of affiliates                                          762       1,532    -770 -50.3
   Percentage of net sales (%)                                            0.2         0.3
Net income                                                             23,000      22,223     777   3.5
   Percentage of net sales (%)                                            4.8         5.0
-------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
          US$ 1                                                    Yen 117.24  Yen 106.01
          EURO 1                                                   Yen 139.41  Yen 137.16

(Nine months ended December 31, 2005 and 2004 and Year ended March 31, 2005)                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                                  Nine months    Nine months
                                                                     ended          ended                     Year ended
                                                                  December 31,   December 31,                 March 31,
                                                                      2005           2004      Change    %       2005
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                             1,398,790     1,319,802  78,988   6.0     1,814,108
Cost of sales                                                           809,383       763,819  45,564   6.0     1,059,531
   Percentage of net sales (%)                                             57.9          57.9                        58.4
Gross Profit                                                            589,407       555,983  33,424   6.0       754,577
   Percentage of net sales (%)                                             42.1          42.1                        41.6
Selling, general and administrative expenses                            485,414       459,516  25,898   5.6       619,071
   Percentage of net sales (%)                                             34.7          34.8                        34.1
Operating income                                                        103,993        96,467   7,526   7.8       135,506
   Percentage of net sales (%)                                              7.4           7.3                         7.5
Other (income) expense
 Interest and dividend income                                             2,270         1,431     839  58.6         2,240
   Percentage of net sales (%)                                              0.2           0.1                         0.1
 Interest expense                                                         3,645         3,592      53   1.5         4,684
   Percentage of net sales (%)                                              0.3           0.3                         0.3
 Other, net                                                              -5,496          -419  -5,077    --        -2,321
   Percentage of net sales (%)                                             -0.4          -0.1                        -0.2
Income before income taxes, equity income and minority interests        108,114        94,725  13,389  14.1       135,383
   Percentage of net sales (%)                                              7.7           7.2                         7.5
Provision for income taxes                                               40,255        36,279   3,976  11.0        50,634
   Percentage of net sales (%)                                              2.8           2.7                         2.8
Minority interests in earnings of subsidiaries                            3,689         3,368     321   9.5         4,726
   Percentage of net sales (%)                                              0.3           0.3                         0.3
Equity in earnings of affiliates                                          1,697         2,966  -1,269 -42.8         3,120
   Percentage of net sales (%)                                              0.1           0.2                         0.2
Net income                                                               65,867        58,044   7,823  13.5        83,143
   Percentage of net sales (%)                                              4.7           4.4                         4.6
--------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
          US$ 1                                                      Yen 112.04    Yen 108.55                  Yen 107.58
          EURO 1                                                     Yen 136.92    Yen 134.60                  Yen 135.25

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY


(Three months ended December 31, 2005 and 2004)                       (Millions of yen)
---------------------------------------------------------------------------------------
                                                  Three months Three months
                                                     ended        ended
                                                  December 31, December 31,
                                                      2005         2004     Change   %
---------------------------------------------------------------------------------------
[Office Solution Business]
Imaging Solution Business                              367,207     338,074  29,133  8.6
   Percentage of net sales (%)                            77.2        76.2
Network System Solution Business                        40,779      41,852  -1,073 -2.6
   Percentage of net sales (%)                             8.6         9.4
Total Office Solution Business                         407,986     379,926  28,060  7.4
   Percentage of net sales (%)                            85.8        85.6
---------------------------------------------------------------------------------------
[Industry Business]
Industry Business                                       29,715      26,091   3,624 13.9
   Percentage of net sales (%)                             6.2         5.9
---------------------------------------------------------------------------------------
[Other Business]
Other Business                                          38,069      37,782     287  0.8
   Percentage of net sales (%)                             8.0         8.5
---------------------------------------------------------------------------------------
Grand Total                                            475,770     443,799  31,971  7.2
   Percentage of net sales (%)                           100.0       100.0
---------------------------------------------------------------------------------------
       Reference : Exchange rate
          US$ 1                                     Yen 117.24  Yen 106.01
          EURO 1                                    Yen 139.41  Yen 137.16

(Nine months ended December 31, 2005 and 2004 and Year ended March 31, 2005)             (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                   Nine months    Nine months
                                                      ended          ended                     Year ended
                                                   December 31,   December 31,                  March 31,
                                                       2005           2004      Change   %        2005
----------------------------------------------------------------------------------------------------------
[Office Solution Business]
Imaging Solution Business                             1,060,337        977,130  83,207  8.5      1,332,299
   Percentage of net sales (%)                             75.8           74.0                        73.4
Network System Solution Business                        133,930        137,458  -3,528 -2.6        199,129
   Percentage of net sales (%)                              9.6           10.5                        11.0
Total Office Solution Business                        1,194,267      1,114,588  79,679  7.1      1,531,428
   Percentage of net sales (%)                             85.4           84.5                        84.4
----------------------------------------------------------------------------------------------------------
[Industry Business]
Industry Business                                        88,174         84,851   3,323  3.9        119,408
   Percentage of net sales (%)                              6.3            6.4                         6.6
----------------------------------------------------------------------------------------------------------
[Other Business]
Other Business                                          116,349        120,363  -4,014 -3.3        163,272
   Percentage of net sales (%)                              8.3            9.1                         9.0
----------------------------------------------------------------------------------------------------------
Grand Total                                           1,398,790      1,319,802  78,988  6.0      1,814,108
   Percentage of net sales (%)                            100.0          100.0                       100.0
----------------------------------------------------------------------------------------------------------
       Reference : Exchange rate
          US$ 1                                      Yen 112.04     Yen 108.55                  Yen 107.58
          EURO 1                                     Yen 136.92     Yen 134.60                  Yen 135.25

Note: Effective from the year ending March 31, 2006, our business segment is changed into three categories such as "Office Solution", "Industry" and "Other". Accordingly, information for the previous corresponding period has been reclassified to conform with the current classification.

Each category includes the following product line:
Imaging Solution Business                          Digital PPCs, color PPCs, digital duplicators, facsimile
                                                   machines, analog PPCs, diazo copiers, scanners,
                                                   MFPs(multifunctional printers), laser printers and software
Network System Solution Business                   Personal computers, PC servers, network systems and network related software
Industry Business                                  Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Other Business                                     Optical discs and digital camera

2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended December 31, 2005 and 2004)           (Millions of yen)
---------------------------------------------------------------------------
                                      Three months Three months
                                         ended        ended
                                      December 31, December 31,
                                          2005         2004     Change   %
---------------------------------------------------------------------------
[Domestic]                                 230,885      231,321   -436 -0.2
 Percentage of net sales (%)                  48.5         52.1
[Overseas]                                 244,885      212,478 32,407 15.3
 Percentage of net sales (%)                  51.5         47.9
   The Americas                             98,176       78,246 19,930 25.5
     Percentage of net sales (%)              20.6         17.6
   Europe                                  115,109      107,610  7,499  7.0
     Percentage of net sales (%)              24.2         24.2
   Other                                    31,600       26,622  4,978 18.7
     Percentage of net sales (%)               6.7          6.1
Grand Total                                475,770      443,799 31,971  7.2
 Percentage of net sales (%)                 100.0        100.0
---------------------------------------------------------------------------
       Reference : Exchange rate
          US$ 1                         Yen 117.24   Yen 106.01
          EURO 1                        Yen 139.41   Yen 137.16

(Nine months ended December 31, 2005 and 2004 and Year ended March 31, 2005)   (Millions of yen)
------------------------------------------------------------------------------------------------
                                         Nine months    Nine months
                                            ended          ended                    Year ended
                                         December 31,   December 31,                 March 31,
                                             2005           2004      Change   %       2005
------------------------------------------------------------------------------------------------
[Domestic]                                     711,802       700,497  11,305  1.6        972,975
 Percentage of net sales (%)                      50.9          53.1                        53.6
[Overseas]                                     686,988       619,305  67,683 10.9        841,133
 Percentage of net sales (%)                      49.1          46.9                        46.4
   The Americas                                282,091       239,576  42,515 17.7        325,597
     Percentage of net sales (%)                  20.2          18.2                        17.9
   Europe                                      316,508       300,597  15,911  5.3        408,906
     Percentage of net sales (%)                  22.6          22.8                        22.5
   Other                                        88,389        79,132   9,257 11.7        106,630
     Percentage of net sales (%)                   6.3           5.9                         6.0
Grand Total                                  1,398,790     1,319,802  78,988  6.0      1,814,108
 Percentage of net sales (%)                     100.0         100.0                       100.0
------------------------------------------------------------------------------------------------
       Reference : Exchange rate
          US$ 1                             Yen 112.04   Yen   108.55               Yen   107.58
          EURO 1                            Yen 136.92   Yen   134.60               Yen   135.25

3. CONSOLIDATED BALANCE SHEETS

(December 31, 2005 and March 31, 2005)


Assets                                                                                           (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                    December 31, 2005      March 31, 2005  Change
------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                      156,552           188,311   -31,759
   Trade receivables                                                           622,651           620,568     2,083
   Marketable securities                                                           159               138        21
   Inventories                                                                 171,703           167,365     4,338
   Other current assets                                                         56,536            53,365     3,171
Total Current Assets                                                         1,007,601         1,029,747   -22,146
Fixed Assets
   Tangible fixed assets                                                       264,192           247,410    16,782
   Finance receivables                                                         415,063           391,947    23,116
   Other Investments                                                           303,946           284,565    19,381
Total Fixed Assets                                                             983,201           923,922    59,279
------------------------------------------------------------------------------------------------------------------
Total Assets                                                                 1,990,802         1,953,669    37,133
------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                                                   154,840           186,857
   Time deposits                                                                 1,712             1,454

Liabilities and Shareholders' Investment                                                         (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                                    December 31, 2005      March 31, 2005  Change
------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                              311,927           336,499   -24,572
   Short-term borrowings                                                       158,703           183,518   -24,815
   Other current liabilities                                                   154,892           151,497     3,395
Total Current Liabilities                                                      625,522           671,514   -45,992
Fixed Liabilities
   Long-term indebtedness                                                      238,745           226,567    12,178
   Accrued pension and severance costs                                          95,503            92,672     2,831
   Other fixed liabilities                                                      48,776            48,767         9
Total Fixed Liabilities                                                        383,024           368,006    15,018
------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                            1,008,546         1,039,520   -30,974
------------------------------------------------------------------------------------------------------------------
Minority Interest                                                               52,748            51,151     1,597
------------------------------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                                                135,364           135,364        --
   Additional paid-in capital                                                  186,450           186,551      -101
   Retained earnings                                                           634,204           584,515    49,689
   Accumulated other comprehensive income (loss)                                -5,616           -21,963    16,347
   Treasury stock                                                              -20,894           -21,469       575
Total Shareholders' Investment                                                 929,508           862,998    66,510
------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                               1,990,802         1,953,669    37,133
------------------------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
   Net unrealized holding gains on available-for-sale securities                 7,855             4,791     3,064
   Pension liability adjustments                                               -13,953           -14,652       699
   Net unrealized gains (losses) on derivative instruments                          67               117       -50
   Cumulative translation adjustments                                              415           -12,219    12,634

          Reference: Exchange rate                                   December 31, 2005    March 31, 2005
              US$ 1                                                         Yen 118.07        Yen 107.39
              EURO 1                                                        Yen 139.83        Yen 138.87

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

(Nine months ended December 31, 2005 and 2004 and Year ended March 31, 2005)                  (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                          Nine months  Nine months
                                                                             ended        ended     Year ended
                                                                          December 31, December 31, March 31,
                                                                              2005         2004        2005
---------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
 1. Net income                                                                65,867      58,044      83,143
 2. Adjustments to reconcile net income to net cash
    provided by operating activities--
    Depreciation and amortization                                             62,275      57,498      78,201
    Equity in earnings of affiliates, net of dividends received                 -872      -2,163      -1,966
    Deferred income taxes                                                     -3,149       5,731      11,353
    Losses on disposal and sales of tangible fixed assets                      1,794       1,600       4,056
    Changes in assets and liabilities, net of effects from acquisition--
     (Increase) decrease in trade receivables                                 20,194      23,847     -26,429
     (Increase) decrease in inventories                                          913     -14,111     -12,885
     Increase in finance receivables                                         -25,204     -19,659     -30,294
     (Decrease) increase in trade payables                                   -31,404     -23,282      27,276
     Decrease in accrued income taxes and
       accrued expenses and other                                             -2,758     -24,387     -13,719
     Increase in accrued pension and severance costs                           2,222       2,454       4,307
   Other, net                                                                  3,646       8,746       9,737
------------------------------------------------------------------------------------------------------------
 Net cash provided by operating activities                                    93,524      74,318     132,780
------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
 1. Proceeds from sales of property, plant and equipment                         331       1,631         721
 2. Expenditures for tangible fixed assets                                   -79,267     -58,253     -84,076
 3. Payments for purchases of available-for-sale securities                 -114,519     -27,161     -79,431
 4. Proceeds from sales of available-for-sale securities                     117,417      39,024     118,120
 5. (Increase) decrease in time deposits, net                                   -155         108        -511
 6. Acquisition of new subsidiaries, net of cash acquired                         --     -41,673     -43,214
 7. Other, net                                                               -15,059      -4,252      -7,807
------------------------------------------------------------------------------------------------------------
 Net cash used in investing activities                                       -91,252     -90,576     -96,198
------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
 1. Proceeds from long-term indebtedness                                      61,160      45,053      72,206
 2. Repayment of long-term indebtedness                                      -67,833     -37,522     -60,613
 3. (Decrease) increase in short-term borrowings, net                         43,887      -1,628     -38,052
 4. Proceeds from issuance of long-term debt securities                           --       9,000      18,000
 5. Repayment of long-term debt securities                                   -52,000     -22,000     -22,000
 6. Dividends paid                                                           -16,178     -14,793     -14,793
 7. Payment for purchase of treasury stock                                      -487        -480     -10,624
 8. Other, net                                                                  -612        -579        -563
------------------------------------------------------------------------------------------------------------
 Net cash used in financing activities                                       -32,063     -22,949     -56,439
------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents              -2,226       1,866       1,200
------------------------------------------------------------------------------------------------------------
V. Net Decrease in Cash and Cash Equivalents                                 -32,017     -37,341     -18,657
------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                           186,857     203,039     203,039
VII. Adjustment for Change of Fiscal Period on Consolidated Subsidiaries          --       2,475       2,475
------------------------------------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at End of Period                             154,840     168,173     186,857
------------------------------------------------------------------------------------------------------------

5. SEGMENT INFORMATION

(1) Industry Segment Information

(Three months ended December 31, 2005 and 2004)                                    (Millions of yen)
----------------------------------------------------------------------------------------------------
                                                              Three months Three months
                                                                 ended        ended
                                                              December 31, December 31,
                                                                  2005         2004     Change   %
----------------------------------------------------------------------------------------------------
OFFICE SOLUTION BUSINESS:
 Net sales:
   Unaffiliated customers                                       407,986      379,926    28,060   7.4
   Intersegment                                                      --           --        --    --
   Total                                                        407,986      379,926    28,060   7.4
----------------------------------------------------------------------------------------------------
 Operating expenses                                             356,613      325,162    31,451   9.7
----------------------------------------------------------------------------------------------------
 Operating income                                                51,373       54,764    -3,391  -6.2
   Operating income on sales in Office Solution Business (%)       12.6         14.4
----------------------------------------------------------------------------------------------------
INDUSTRY BUSINESS:
 Net sales:
   Unaffiliated customers                                        29,715       26,091     3,624  13.9
   Intersegment                                                     658          596        62  10.4
   Total                                                         30,373       26,687     3,686  13.8
----------------------------------------------------------------------------------------------------
 Operating expenses                                              31,074       27,179     3,895  14.3
----------------------------------------------------------------------------------------------------
 Operating income                                                  -701         -492      -209    --
   Operating income on sales in Industry Business (%)              -2.3         -1.8
----------------------------------------------------------------------------------------------------
OTHER BUSINESS:
 Net sales:
   Unaffiliated customers                                        38,069       37,782       287   0.8
   Intersegment                                                      --           --        --    --
   Total                                                         38,069       37,782       287   0.8
----------------------------------------------------------------------------------------------------
 Operating expenses                                              35,587       37,434    -1,847  -4.9
----------------------------------------------------------------------------------------------------
 Operating income                                                 2,482          348     2,134 613.2
   Operating income on sales in Other Business (%)                  6.5          0.9
----------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
 Net sales:
   Intersegment                                                    -658         -596       -62    --
   Total                                                           -658         -596       -62    --
----------------------------------------------------------------------------------------------------
 Operating expenses:
   Intersegment                                                    -662         -592       -70    --
   Corporate                                                     16,072       15,907       165    --
   Total                                                         15,410       15,315        95    --
----------------------------------------------------------------------------------------------------
 Operating income                                               -16,068      -15,911      -157    --
----------------------------------------------------------------------------------------------------
CONSOLIDATED:
 Net sales:
   Unaffiliated customers                                       475,770      443,799    31,971   7.2
   Intersegment                                                      --           --        --    --
   Total                                                        475,770      443,799    31,971   7.2
----------------------------------------------------------------------------------------------------
 Operating expenses                                             438,684      405,090    33,594   8.3
----------------------------------------------------------------------------------------------------
 Operating income                                                37,086       38,709    -1,623  -4.2
   Operating income on consolidated net sales (%)                   7.8          8.7
----------------------------------------------------------------------------------------------------

Note: Effective from the year ending March 31, 2006, our business segment is changed into three categories such as "Office Solution", "Industry" and "Other". Accordingly, information for the previous corresponding period has been reclassified to conform with the current classification.

(Nine months ended December 31, 2005 and 2004 and Year ended March 31, 2005)              (Millions of yen)
------------------------------------------------------------------------------------------------------------
                                                              Nine months Nine months
                                                                 ended       ended                Year ended
                                                               December    December               March 31,
                                                               31, 2005    31, 2004   Change  %      2005
------------------------------------------------------------------------------------------------------------
OFFICE SOLUTION BUSINESS:
 Net sales:
   Unaffiliated customers                                      1,194,267   1,114,588  79,679  7.1 1,531,428
   Intersegment                                                       --          --      --   --        --
   Total                                                       1,194,267   1,114,588  79,679  7.1 1,531,428
-----------------------------------------------------------------------------------------------------------
 Operating expenses                                            1,052,462     975,903  76,559  7.8 1,335,059
-----------------------------------------------------------------------------------------------------------
 Operating income                                                141,805     138,685   3,120  2.2   196,369
   Operating income on sales in Office Solution Business (%)        11.9        12.4                   12.8
-----------------------------------------------------------------------------------------------------------
INDUSTRY BUSINESS:
 Net sales:
   Unaffiliated customers                                         88,174      84,851   3,323  3.9   119,408
   Intersegment                                                    1,902       1,862      40  2.1     2,506
   Total                                                          90,076      86,713   3,363  3.9   121,914
-----------------------------------------------------------------------------------------------------------
 Operating expenses                                               90,948      86,424   4,524  5.2   121,872
-----------------------------------------------------------------------------------------------------------
 Operating income                                                   -872         289  -1,161   --        42
   Operating income on sales in Industry Business (%)               -1.0         0.3                    0.0
-----------------------------------------------------------------------------------------------------------
OTHER BUSINESS:
 Net sales:
   Unaffiliated customers                                        116,349     120,363  -4,014 -3.3   163,272
   Intersegment                                                       --          --      --   --        --
   Total                                                         116,349     120,363  -4,014 -3.3   163,272
-----------------------------------------------------------------------------------------------------------
 Operating expenses                                              111,739     121,254  -9,515 -7.8   167,431
-----------------------------------------------------------------------------------------------------------
 Operating income                                                  4,610        -891   5,501   --    -4,159
   Operating income on sales in Other Business (%)                   4.0        -0.7                   -2.5
-----------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
 Net sales:
   Intersegment                                                   -1,902      -1,862     -40   --    -2,506
   Total                                                          -1,902      -1,862     -40   --    -2,506
-----------------------------------------------------------------------------------------------------------
 Operating expenses:
   Intersegment                                                   -1,941      -1,860     -81   --    -2,475
   Corporate                                                      41,589      41,614     -25   --    56,715
   Total                                                          39,648      39,754    -106   --    54,240
-----------------------------------------------------------------------------------------------------------
 Operating income                                                -41,550     -41,616      66   --   -56,746
-----------------------------------------------------------------------------------------------------------
CONSOLIDATED:
 Net sales:
   Unaffiliated customers                                      1,398,790   1,319,802  78,988  6.0 1,814,108
   Intersegment                                                       --          --      --   --        --
   Total                                                       1,398,790   1,319,802  78,988  6.0 1,814,108
-----------------------------------------------------------------------------------------------------------
 Operating expenses                                            1,294,797   1,223,335  71,462  5.8 1,678,602
-----------------------------------------------------------------------------------------------------------
 Operating income                                                103,993      96,467   7,526  7.8   135,506
   Operating income on consolidated net sales (%)                    7.4         7.3                    7.5
-----------------------------------------------------------------------------------------------------------

Note: Effective from the year ending March 31, 2006, our business segment is changed into three categories such as "Office Solution", "Industry" and "Other". Accordingly, information for the previous corresponding period has been reclassified to conform with the current classification.

(2)Geographic Segment Information

(Three months ended December 31, 2005 and 2004)                                    (Millions of yen)
----------------------------------------------------------------------------------------------------
                                                  Three months ended Three months ended
                                                  December 31, 2005  December 31, 2004  Change   %
----------------------------------------------------------------------------------------------------
JAPAN:
 Net sales:
   External customers                                   237,143            236,003       1,140   0.5
   Intersegment                                         104,330            104,719        -389  -0.4
   Total                                                341,473            340,722         751   0.2
----------------------------------------------------------------------------------------------------
 Operating expenses                                     313,960            311,668       2,292   0.7
----------------------------------------------------------------------------------------------------
 Operating income                                        27,513             29,054      -1,541  -5.3
   Operating income on sales in Japan(%)                    8.1                8.5
----------------------------------------------------------------------------------------------------
THE AMERICAS:
 Net sales:
   External customers                                    98,122             78,146      19,976  25.6
   Intersegment                                           5,405              1,327       4,078 307.3
   Total                                                103,527             79,473      24,054  30.3
----------------------------------------------------------------------------------------------------
 Operating expenses                                     101,728             77,846      23,882  30.7
----------------------------------------------------------------------------------------------------
 Operating income                                         1,799              1,627         172  10.6
   Operating income on sales in the Americas(%)             1.7                2.0
----------------------------------------------------------------------------------------------------
EUROPE:
 Net sales:
   External customers                                   116,178            108,085       8,093   7.5
   Intersegment                                             869                747         122  16.3
   Total                                                117,047            108,832       8,215   7.5
----------------------------------------------------------------------------------------------------
 Operating expenses                                     112,612            103,620       8,992   8.7
----------------------------------------------------------------------------------------------------
 Operating income                                         4,435              5,212        -777 -14.9
   Operating income on sales in Europe(%)                   3.8                4.8
----------------------------------------------------------------------------------------------------
OTHER:
 Net sales:
   External customers                                    24,327             21,565       2,762  12.8
   Intersegment                                          25,335             21,501       3,834  17.8
   Total                                                 49,662             43,066       6,596  15.3
----------------------------------------------------------------------------------------------------
 Operating expenses                                      46,029             39,925       6,104  15.3
----------------------------------------------------------------------------------------------------
 Operating income                                         3,633              3,141         492  15.7
   Operating income on sales in Other(%)                    7.3                7.3
----------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
 Net sales:
   Intersegment                                        -135,939           -128,294      -7,645    --
   Total                                               -135,939           -128,294      -7,645    --
----------------------------------------------------------------------------------------------------
 Operating expenses                                    -135,645           -127,969      -7,676    --
----------------------------------------------------------------------------------------------------
 Operating income                                          -294               -325          31    --
----------------------------------------------------------------------------------------------------
CONSOLIDATED:
 Net sales:
   External customers                                   475,770            443,799      31,971   7.2
   Intersegment                                              --                 --          --    --
   Total                                                475,770            443,799      31,971   7.2
----------------------------------------------------------------------------------------------------
 Operating expenses                                     438,684            405,090      33,594   8.3
----------------------------------------------------------------------------------------------------
 Operating income                                        37,086             38,709      -1,623  -4.2
   Operating income on consolidated net sales(%)            7.8                8.7
----------------------------------------------------------------------------------------------------

(Nine months ended December 31, 2005 and 2004 and Year ended March 31, 2005)                (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                                                                    Year ended
                                                  Nine months ended Nine months ended               March 31,
                                                  December 31, 2005 December 31, 2004 Change    %      2005
--------------------------------------------------------------------------------------------------------------
JAPAN:
 Net sales:
   External customers                                   732,761           717,476      15,285   2.1   994,499
   Intersegment                                         308,643           294,539      14,104   4.8   392,216
   Total                                              1,041,404         1,012,015      29,389   2.9 1,386,715
-------------------------------------------------------------------------------------------------------------
 Operating expenses                                     966,641           943,269      23,372   2.5 1,298,640
-------------------------------------------------------------------------------------------------------------
 Operating income                                        74,763            68,746       6,017   8.8    88,075
   Operating income on sales in Japan(%)                    7.2               6.8                         6.4
-------------------------------------------------------------------------------------------------------------
THE AMERICAS:
 Net sales:
   External customers                                   280,441           237,330      43,111  18.2   322,975
   Intersegment                                           7,158             6,141       1,017  16.6     7,486
   Total                                                287,599           243,471      44,128  18.1   330,461
-------------------------------------------------------------------------------------------------------------
 Operating expenses                                     279,335           235,711      43,624  18.5   316,651
-------------------------------------------------------------------------------------------------------------
 Operating income                                         8,264             7,760         504   6.5    13,810
   Operating income on sales in the Americas(%)             2.9               3.2                         4.2
-------------------------------------------------------------------------------------------------------------
EUROPE:
 Net sales:
   External customers                                   315,747           302,026      13,721   4.5   412,333
   Intersegment                                           3,315             2,536         779  30.7     3,310
   Total                                                319,062           304,562      14,500   4.8   415,643
-------------------------------------------------------------------------------------------------------------
 Operating expenses                                     304,660           288,388      16,272   5.6   391,271
-------------------------------------------------------------------------------------------------------------
 Operating income                                        14,402            16,174      -1,772 -11.0    24,372
   Operating income on sales in Europe(%)                   4.5               5.3                         5.9
-------------------------------------------------------------------------------------------------------------
OTHER:
 Net sales:
   External customers                                    69,841            62,970       6,871  10.9    84,301
   Intersegment                                          73,354            65,319       8,035  12.3    89,647
   Total                                                143,195           128,289      14,906  11.6   173,948
-------------------------------------------------------------------------------------------------------------
 Operating expenses                                     132,963           119,713      13,250  11.1   162,042
-------------------------------------------------------------------------------------------------------------
 Operating income                                        10,232             8,576       1,656  19.3    11,906
   Operating income on sales in Other(%)                    7.1               6.7                         6.8
-------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
 Net sales:
   Intersegment                                        -392,470          -368,535     -23,935    --  -492,659
   Total                                               -392,470          -368,535     -23,935    --  -492,659
-------------------------------------------------------------------------------------------------------------
 Operating expenses                                    -388,802          -363,746     -25,056    --  -490,002
-------------------------------------------------------------------------------------------------------------
 Operating income                                        -3,668            -4,789       1,121    --    -2,657
-------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
 Net sales:
   External customers                                 1,398,790         1,319,802      78,988   6.0 1,814,108
   Intersegment                                              --                --          --    --        --
   Total                                              1,398,790         1,319,802      78,988   6.0 1,814,108
-------------------------------------------------------------------------------------------------------------
 Operating expenses                                   1,294,797         1,223,335      71,462   5.8 1,678,602
-------------------------------------------------------------------------------------------------------------
 Operating income                                       103,993            96,467       7,526   7.8   135,506
   Operating income on consolidated net sales(%)            7.4               7.3                         7.5
-------------------------------------------------------------------------------------------------------------

-APPENDIX- (Third Quarter Ended December 31, 2005)

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

Fiscal 2006                                                                 (Millions of yen)
---------------------------------------------------------------------------------------------
                                        1Q    Change(%)    2Q    Change(%)    3Q    Change(%)
---------------------------------------------------------------------------------------------
Net sales                              452,982    3.8      470,038    7.0      475,770    7.2
Gross profit                           194,722    2.9      193,531   10.8      201,154    4.7
Operating income                        37,282   -5.3       29,625   61.3       37,086   -4.2
Income before income taxes              38,095   -7.8       31,312   67.0       38,707   11.7
Net income                              23,723   -4.7       19,144   75.2       23,000    3.5
---------------------------------------------------------------------------------------------
Net income per share (yen)               32.32     --        26.08     --        31.34     --
---------------------------------------------------------------------------------------------
Total assets                         1,899,986     --    1,948,587     --    1,990,802     --
Shareholders' equity                   879,665     --      905,674     --      929,508     --
---------------------------------------------------------------------------------------------
Shareholders' equity per share (yen)  1,198.48     --     1,233.08     --     1,265.83     --
---------------------------------------------------------------------------------------------

Fiscal 2005                                                                                     (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                       1Q     Change(%)    2Q     Change(%)    3Q    Change(%)    4Q    Change(%)
-----------------------------------------------------------------------------------------------------------------
Net sales                             436,550   -0.2      439,453    -2.5     443,799    5.4      494,306     4.9
Gross profit                          189,171   -1.9      174,709   -10.6     192,103    3.4      198,594     3.6
Operating income                       39,387    2.3       18,371   -52.6      38,709    6.9       39,039     6.8
Income before income taxes             41,319   10.7       18,745   -45.0      34,661    4.2       40,658     5.9
Net income                             24,894   11.4       10,927   -45.1      22,223   13.0       25,099   -15.9
-----------------------------------------------------------------------------------------------------------------
Net income per share (yen)              33.69     --        14.79      --       30.08     --        34.08      --
-----------------------------------------------------------------------------------------------------------------
Total assets                        1,855,745     --    1,877,455      --   1,899,898     --    1,953,669      --
Shareholders' equity                  812,915     --      830,280      --     841,998     --      862,998      --
-----------------------------------------------------------------------------------------------------------------
Shareholders' equity per share (yen) 1,100.24     --     1,123.84      --    1,139.87     --     1,175.67      --
-----------------------------------------------------------------------------------------------------------------

Note:Fiscal year refers to Ricoh's fiscal year ended March 31.

                                      A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended December 31, 2005 and 2004)                                                               (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended Three months ended                  Change excluding
                                                    December 31, 2005  December 31, 2004    Change     %   exchange impact    %
-------------------------------------------------------------------------------------------------------------------------------
[Office Solution Business]
 Imaging Solution Business                                367,207            338,074         29,133  8.6      16,659        4.9
   Percentage of net sales (%)                               77.2               76.2
     Domestic                                             143,304            143,259             45  0.0          45        0.0
     Overseas                                             223,903            194,815         29,088 14.9      16,614        8.5
 Network System Solution Business                          40,779             41,852         -1,073 -2.6      -1,168       -2.8
   Percentage of net sales (%)                                8.6                9.4
     Domestic                                              38,396             40,145         -1,749 -4.4      -1,749       -4.4
     Overseas                                               2,383              1,707            676 39.6         581       34.0
Office Solution Business Total                            407,986            379,926         28,060  7.4      15,491        4.1
   Percentage of net sales (%)                               85.8               85.6
 Domestic                                                 181,700            183,404         -1,704 -0.9      -1,704       -0.9
 Overseas                                                 226,286            196,522         29,764 15.1      17,195        8.7
     The Americas                                          93,969             75,560         18,409 24.4       9,420       12.5
     Europe                                               109,300            102,215          7,085  6.9       5,030        4.9
     Other                                                 23,017             18,747          4,270 22.8       2,745       14.6
-------------------------------------------------------------------------------------------------------------------------------
[Industry Business]
Industry Business                                          29,715             26,091          3,624 13.9       3,147       12.1
   Percentage of net sales (%)                                6.2                5.9
 Domestic                                                  17,662             16,725            937  5.6         937        5.6
 Overseas                                                  12,053              9,366          2,687 28.7       2,210       23.6
     The Americas                                           3,921              2,409          1,512 62.8       1,104       45.8
     Europe                                                 4,073              3,873            200  5.2         143        3.7
     Other                                                  4,059              3,084            975 31.6         963       31.2
-------------------------------------------------------------------------------------------------------------------------------
[Other Business]
Other Business                                             38,069             37,782            287  0.8         -36       -0.1
   Percentage of net sales (%)                                8.0                8.5
 Domestic                                                  31,523             31,192            331  1.1         331        1.1
 Overseas                                                   6,546              6,590            -44 -0.7        -367       -5.6
     The Americas                                             286                277              9  3.1         -13       -4.6
     Europe                                                 1,736              1,522            214 14.1         187       12.3
     Other                                                  4,524              4,791           -267 -5.6        -541      -11.3
-------------------------------------------------------------------------------------------------------------------------------
Grand Total                                               475,770            443,799         31,971  7.2      18,602        4.2
   Percentage of net sales (%)                              100.0              100.0
 Domestic                                                 230,885            231,321           -436 -0.2        -436       -0.2
   Percentage of net sales (%)                               48.5               52.1
 Overseas                                                 244,885            212,478         32,407 15.3      19,038        9.0
   Percentage of net sales (%)                               51.5               47.9
     The Americas                                          98,176             78,246         19,930 25.5      10,511       13.4
       Percentage of net sales (%)                           20.6               17.6
     Europe                                               115,109            107,610          7,499  7.0       5,360        5.0
       Percentage of net sales (%)                           24.2               24.2
     Other                                                 31,600             26,622          4,978 18.7       3,167       11.9
       Percentage of net sales (%)                            6.7                6.1
-------------------------------------------------------------------------------------------------------------------------------
          Reference: Exchange rate
              US$ 1                                    Yen 117.24         Yen 106.01      Yen 11.23
              EURO 1                                   Yen 139.41         Yen 137.16      Yen  2.25

Each category includes the following product line:

Imaging Solution Business        Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software
Network System Solution Business Personal computers, PC servers, network systems and network related software
Industry Business                Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Other Business                   Optical discs and digital camera

                                      A2

(Nine months ended December 31, 2005 and 2004 and Year ended March 31, 2005)                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                   Nine months    Nine months                      Change
                                                      ended          ended                        excluding         Year ended
                                                    December       December                       exchange          March 31,
                                                    31, 2005       31, 2004       Change      %    impact     %        2005
--------------------------------------------------------------------------------------------------------------------------------
[Office Solution Business]
 Imaging Solution Business                             1,060,337        977,130      83,207   8.5  67,440     6.9      1,332,299
   Percentage of net sales (%)                              75.8           74.0                                             73.4
     Domestic                                            432,545        411,029      21,516   5.2  21,516     5.2        564,163
     Overseas                                            627,792        566,101      61,691  10.9  45,924     8.1        768,136
 Network System Solution Business                        133,930        137,458      -3,528  -2.6  -3,666    -2.7        199,129
   Percentage of net sales (%)                               9.6           10.5                                             11.0
     Domestic                                            127,380        132,828      -5,448  -4.1  -5,448    -4.1        192,304
     Overseas                                              6,550          4,630       1,920  41.5   1,782    38.5          6,825
Office Solution Business Total                         1,194,267      1,114,588      79,679   7.1  63,774     5.7      1,531,428
   Percentage of net sales (%)                              85.4           84.5                                             84.4
 Domestic                                                559,925        543,857      16,068   3.0  16,068     3.0        756,467
 Overseas                                                634,342        570,731      63,611  11.1  47,706     8.4        774,961
     The Americas                                        268,342        229,287      39,055  17.0  30,714    13.4        312,188
     Europe                                              300,364        283,691      16,673   5.9  11,449     4.0        385,689
     Other                                                65,636         57,753       7,883  13.6   5,543     9.6         77,084
--------------------------------------------------------------------------------------------------------------------------------
[Industry Business]
Industry Business                                         88,174         84,851       3,323   3.9   2,772     3.3        119,408
   Percentage of net sales (%)                               6.3            6.4                                              6.6
 Domestic                                                 53,740         56,429      -2,689  -4.8  -2,689    -4.8         80,833
 Overseas                                                 34,434         28,422       6,012  21.2   5,461    19.2         38,575
     The Americas                                         12,142          7,525       4,617  61.4   4,240    56.3         10,112
     Europe                                               11,546         11,087         459   4.1     279     2.5         15,338
     Other                                                10,746          9,810         936   9.5     942     9.6         13,125
--------------------------------------------------------------------------------------------------------------------------------
[Other Business]
Other Business                                           116,349        120,363      -4,014  -3.3  -4,422    -3.7        163,272
   Percentage of net sales (%)                               8.3            9.1                                              9.0
 Domestic                                                 98,137        100,211      -2,074  -2.1  -2,074    -2.1        135,675
 Overseas                                                 18,212         20,152      -1,940  -9.6  -2,348   -11.7         27,597
     The Americas                                          1,607          2,764      -1,157 -41.9  -1,178   -42.6          3,297
     Europe                                                4,598          5,819      -1,221 -21.0  -1,288   -22.1          7,879
     Other                                                12,007         11,569         438   3.8     118     1.0         16,421
--------------------------------------------------------------------------------------------------------------------------------
Grand Total                                            1,398,790      1,319,802      78,988   6.0  62,124     4.7      1,814,108
   Percentage of net sales (%)                             100.0          100.0                                            100.0
 Domestic                                                711,802        700,497      11,305   1.6  11,305     1.6        972,975
   Percentage of net sales (%)                              50.9           53.1                                             53.6
 Overseas                                                686,988        619,305      67,683  10.9  50,819     8.2        841,133
   Percentage of net sales (%)                              49.1           46.9                                             46.4
     The Americas                                        282,091        239,576      42,515  17.7  33,776    14.1        325,597
       Percentage of net sales (%)                          20.2           18.2                                             17.9
     Europe                                              316,508        300,597      15,911   5.3  10,440     3.5        408,906
       Percentage of net sales (%)                          22.6           22.8                                             22.5
     Other                                                88,389         79,132       9,257  11.7   6,603     8.3        106,630
       Percentage of net sales (%)                           6.3            5.9                                              6.0
--------------------------------------------------------------------------------------------------------------------------------
          Reference: Exchange rate
              US$ 1                                   Yen 112.04     Yen 108.55    Yen 3.49                           Yen 107.58
              EURO 1                                  Yen 136.92     Yen 134.60    Yen 2.32                           Yen 135.25

Each category includes the following product line:

Imaging Solution Business        Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software
Network System Solution Business Personal computers, PC servers, network systems and network related software
Industry Business                Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Other Business                   Optical discs and digital camera

                                      A3

3. CONSOLIDATED SALES BY PREVIOUS PRODUCT CATEGORY (FOR REFERENCE)

(Three months ended December 31, 2005 and 2004)                                                              (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                Three months ended Three months ended                   Change excluding
                                                December 31, 2005  December 31, 2004    Change      %   exchange impact    %
------------------------------------------------------------------------------------------------------------------------------
 [Office Equipment]
  Imaging Solutions:
   Digital Imaging Systems                              140,060            140,909           -849  -0.6      -6,291       -4.5
     Percentage of net sales (%)                           29.4               31.8
       Domestic                                          54,789             56,640         -1,851  -3.3      -1,851       -3.3
       Overseas                                          85,271             84,269          1,002   1.2      -4,440       -5.3
   Other Imaging Systems                                 38,019             37,408            611   1.6        -469       -1.3
     Percentage of net sales (%)                            8.0                8.4
       Domestic                                          15,277             15,470           -193  -1.2        -193       -1.2
       Overseas                                          22,742             21,938            804   3.7        -276       -1.3
  Total Imaging Solutions                               178,079            178,317           -238  -0.1      -6,760       -3.8
     Percentage of net sales (%)                           37.4               40.2
   Domestic                                              70,066             72,110         -2,044  -2.8      -2,044       -2.8
   Overseas                                             108,013            106,207          1,806   1.7      -4,716       -4.4
------------------------------------------------------------------------------------------------------------------------------
  Network Input/Output Systems:
   Printing Systems                                     200,082            169,281         30,801  18.2      24,494       14.5
     Percentage of net sales (%)                           42.1               38.1
       Domestic                                          76,198             73,923          2,275   3.1       2,275        3.1
       Overseas                                         123,884             95,358         28,526  29.9      22,219       23.3
   Other Input/Output Systems                             2,020              2,043            -23  -1.1         -41       -2.0
     Percentage of net sales (%)                            0.4                0.5
       Domestic                                             768                431            337  78.2         337       78.2
       Overseas                                           1,252              1,612           -360 -22.3        -378      -23.4
  Total Network Input/Output Systems                    202,102            171,324         30,778  18.0      24,453       14.3
     Percentage of net sales (%)                           42.5               38.6
   Domestic                                              76,966             74,354          2,612   3.5       2,612        3.5
   Overseas                                             125,136             96,970         28,166  29.0      21,841       22.5
------------------------------------------------------------------------------------------------------------------------------
  Network System Solutions                               42,305             43,531         -1,226  -2.8      -1,321       -3.0
     Percentage of net sales (%)                            8.9                9.8
   Domestic                                              39,922             41,824         -1,902  -4.5      -1,902       -4.5
   Overseas                                               2,383              1,707            676  39.6         581       34.0
------------------------------------------------------------------------------------------------------------------------------
  Office Equipment Total                                422,486            393,172         29,314   7.5      16,372        4.2
     Percentage of net sales (%)                           88.8               88.6
   Domestic                                             186,954            188,288         -1,334  -0.7      -1,334       -0.7
   Overseas                                             235,532            204,884         30,648  15.0      17,706        8.6
       The Americas                                      97,074             78,056         19,018  24.4       9,727       12.5
       Europe                                           113,323            105,862          7,461   7.0       5,346        5.0
       Other                                             25,135             20,966          4,169  19.9       2,633       12.6
------------------------------------------------------------------------------------------------------------------------------
 [Other Businesses]
  Other Businesses                                       53,284             50,627          2,657   5.2       2,230        4.4
     Percentage of net sales (%)                           11.2               11.4
   Domestic                                              43,931             43,033            898   2.1         898        2.1
   Overseas                                               9,353              7,594          1,759  23.2       1,332       17.5
       The Americas                                       1,102                190            912 480.0         784      412.6
       Europe                                             1,786              1,748             38   2.2          14        0.8
       Other                                              6,465              5,656            809  14.3         534        9.4
------------------------------------------------------------------------------------------------------------------------------
  Grand Total                                           475,770            443,799         31,971   7.2      18,602        4.2
     Percentage of net sales (%)                          100.0              100.0
   Domestic                                             230,885            231,321           -436  -0.2        -436       -0.2
     Percentage of net sales (%)                           48.5               52.1
   Overseas                                             244,885            212,478         32,407  15.3      19,038        9.0
     Percentage of net sales (%)                           51.5               47.9
       The Americas                                      98,176             78,246         19,930  25.5      10,511       13.4
         Percentage of net sales (%)                       20.6               17.6
       Europe                                           115,109            107,610          7,499   7.0       5,360        5.0
         Percentage of net sales (%)                       24.2               24.2
       Other                                             31,600             26,622          4,978  18.7       3,167       11.9
         Percentage of net sales (%)                        6.7                6.1
------------------------------------------------------------------------------------------------------------------------------
           Reference: Exchange rate
                US$ 1                                Yen 117.24         Yen 106.01      Yen 11.23
                EURO 1                               Yen 139.41         Yen 137.16      Yen  2.25

Each category includes the following product line:

Digital Imaging Systems    Digital PPCs, color PPCs, digital duplicators and facsimile machines
Other Imaging Systems      Analog PPCs, diazo copiers, and thermal paper
Printing Systems           MFPs(multifunctional printers), laser printers and software
Other Input/Output Systems Optical discs and system scanners
Network System Solutions   Personal computers, PC servers, network systems and network related software
Other Businesses           Optical equipments, metering equipments and semiconductors

                                      A4

(Nine months ended December 31, 2005 and 2004 and Year ended March 31, 2005)                                    (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                             Nine months    Nine months
                                                ended          ended                                                 Year ended
                                              December       December                       Change excluding         March 31,
                                              31, 2005       31, 2004       Change      %   exchange impact    %        2005
---------------------------------------------------------------------------------------------------------------------------------
[Office Equipment]
Imaging Solutions:
 Digital Imaging Systems                           416,289        416,440        -151  -0.0      -6,460       -1.6        559,023
   Percentage of net sales (%)                        29.8           31.6                                                    30.8
     Domestic                                      166,198        170,564      -4,366  -2.6      -4,366       -2.6        231,526
     Overseas                                      250,091        245,876       4,215   1.7      -2,094       -0.9        327,497
 Other Imaging Systems                             113,573        118,482      -4,909  -4.1      -6,387       -5.4        156,074
   Percentage of net sales (%)                         8.1            8.9                                                     8.6
     Domestic                                       45,434         46,382        -948  -2.0        -948       -2.0         59,371
     Overseas                                       68,139         72,100      -3,961  -5.5      -5,439       -7.5         96,703
Total Imaging Solutions                            529,862        534,922      -5,060  -0.9     -12,847       -2.4        715,097
   Percentage of net sales (%)                        37.9           40.5                                                    39.4
 Domestic                                          211,632        216,946      -5,314  -2.4      -5,314       -2.4        290,897
 Overseas                                          318,230        317,976         254   0.1      -7,533       -2.4        424,200
---------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
 Printing Systems                                  561,811        470,624      91,187  19.4      82,777       17.6        655,328
   Percentage of net sales (%)                        40.2           35.7                                                    36.1
     Domestic                                      229,175        201,898      27,277  13.5      27,277       13.5        283,141
     Overseas                                      332,636        268,726      63,910  23.8      55,500       20.7        372,187
 Other Input/Output Systems                          7,862         11,022      -3,160 -28.7      -3,191      -29.0         15,508
   Percentage of net sales (%)                         0.5            0.8                                                     0.9
     Domestic                                        2,110          1,921         189   9.8         189        9.8          3,247
     Overseas                                        5,752          9,101      -3,349 -36.8      -3,380      -37.1         12,261
Total Network Input/Output Systems                 569,673        481,646      88,027  18.3      79,586       16.5        670,836
   Percentage of net sales (%)                        40.7           36.5                                                    37.0
 Domestic                                          231,285        203,819      27,466  13.5      27,466       13.5        286,388
 Overseas                                          338,388        277,827      60,561  21.8      52,120       18.8        384,448
---------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                           138,656        142,569      -3,913  -2.7      -4,051       -2.8        205,895
   Percentage of net sales (%)                         9.9           10.8                                                    11.3
 Domestic                                          132,106        137,939      -5,833  -4.2      -5,833       -4.2        199,070
 Overseas                                            6,550          4,630       1,920  41.5       1,782       38.5          6,825
---------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                           1,238,191      1,159,137      79,054   6.8      62,688        5.4      1,591,828
   Percentage of net sales (%)                        88.5           87.8                                                    87.7
 Domestic                                          575,023        558,704      16,319   2.9      16,319        2.9        776,355
 Overseas                                          663,168        600,433      62,735  10.4      46,369        7.7        815,473
     The Americas                                  278,300        239,000      39,300  16.4      30,679       12.8        324,853
     Europe                                        312,333        297,051      15,282   5.1       9,871        3.3        403,574
     Other                                          72,535         64,382       8,153  12.7       5,819        9.0         87,046
---------------------------------------------------------------------------------------------------------------------------------
[Other Businesses]
Other Businesses                                   160,599        160,665         -66  -0.0        -564       -0.4        222,280
   Percentage of net sales (%)                        11.5           12.2                                                    12.3
 Domestic                                          136,779        141,793      -5,014  -3.5      -5,014       -3.5        196,620
 Overseas                                           23,820         18,872       4,948  26.2       4,450       23.6         25,660
     The Americas                                    3,791            576       3,215 558.2       3,097      537.7            744
     Europe                                          4,175          3,546         629  17.7         569       16.0          5,332
     Other                                          15,854         14,750       1,104   7.5         784        5.3         19,584
---------------------------------------------------------------------------------------------------------------------------------
Grand Total                                      1,398,790      1,319,802      78,988   6.0      62,124        4.7      1,814,108
   Percentage of net sales (%)                       100.0          100.0                                                   100.0
 Domestic                                          711,802        700,497      11,305   1.6      11,305        1.6        972,975
   Percentage of net sales (%)                        50.9           53.1                                                    53.6
 Overseas                                          686,988        619,305      67,683  10.9      50,819        8.2        841,133
   Percentage of net sales (%)                        49.1           46.9                                                    46.4
     The Americas                                  282,091        239,576      42,515  17.7      33,776       14.1        325,597
       Percentage of net sales (%)                    20.2           18.2                                                    17.9
     Europe                                        316,508        300,597      15,911   5.3      10,440        3.5        408,906
       Percentage of net sales (%)                    22.6           22.8                                                    22.5
     Other                                          88,389         79,132       9,257  11.7       6,603        8.3        106,630
       Percentage of net sales (%)                     6.3            5.9                                                     6.0
---------------------------------------------------------------------------------------------------------------------------------
          Reference: Exchange rate
              US$ 1                             Yen 112.04     Yen 108.55    Yen 3.49                                Yen   107.58
              EURO 1                            Yen 136.92     Yen 134.60    Yen 2.32                                Yen   135.25

Each category includes the following product line:

Digital Imaging Systems    Digital PPCs, color PPCs, digital duplicators and facsimile machines
Other Imaging Systems      Analog PPCs, diazo copiers, and thermal paper
Printing Systems           MFPs(multifunctional printers), laser printers and software
Other Input/Output Systems Optical discs and system scanners
Network System Solutions   Personal computers, PC servers, network systems and network related software
Other Businesses           Optical equipments, metering equipments and semiconductors

                                      A5

4. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                          (Billions of yen)
---------------------------------------------------------------------------------------------------------------------------
                           Half year ended        Three months ended        Three months ending         Year ending
                           Sept. 30, 2005  Change   Dec. 31, 2005    Change    Mar. 31, 2006    Change Mar. 31, 2006 Change
                               Results       %         Results         %         Forecast         %      Forecast      %
---------------------------------------------------------------------------------------------------------------------------
Net sales                       923.0        5.4         475.7         7.2         511.2          3.4     1,910.0      5.3
Gross profit                    388.2        6.7         201.1         4.7         212.5          7.0       802.0      6.3
Operating income                 66.9       15.8          37.0        -4.2          49.0         25.5       153.0     12.9
Income before income taxes       69.4       15.6          38.7        11.7          49.3         21.5       157.5     16.3
Net income                       42.8       19.7          23.0         3.5          31.1         24.0        97.0     16.7
--------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)      58.40         --         31.34          --         42.36           --      132.10       --
--------------------------------------------------------------------------------------------------------------------------
Capital expenditure              58.1         --          21.2          --          30.5           --       110.0       --
Depreciation for tangible
  fixed assets                   31.1         --          17.6          --          18.2           --        67.0       --
R&D expenditure                  54.9         --          27.2          --          33.8           --       116.0       --
--------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)        109.42         --        117.24          --        110.00           --      111.52       --
Exchange rate  (Yen/EURO)      135.67         --        139.41          --        135.00           --      136.44       --
--------------------------------------------------------------------------------------------------------------------------

5. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                      (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                  Three months ending March 31, 2006     Year ending March 31, 2006
                                                  ----------------------------------     --------------------------
                                                           Change             Change          Change             Change
                                                  Forecast   %    Forecast(*)   %    Forecast   %    Forecast(*)   %
-----------------------------------------------------------------------------------------------------------------------
[Office Solution Business]
 Imaging Solution Business                         373.6     5.2     371.1      4.5  1,433.9    7.6    1,415.6     6.3
   Domestic                                        162.2     5.9     162.2      5.9    594.7    5.4      594.7     5.4
   Overseas                                        211.3     4.6     208.8      3.4    839.1    9.2      820.9     6.9
 Network System Solution Business                   64.6     4.7      64.6      4.7    198.5   -0.3      198.3    -0.4
   Domestic                                         62.2     4.6      62.2      4.6    189.5   -1.4      189.5    -1.4
   Overseas                                          2.4     9.3       2.4      9.3      8.9   31.1        8.8    29.1
Office Solution Business Total                     438.2     5.1     435.7      4.5  1,632.4    6.6    1,614.0     5.4
 Domestic                                          224.4     5.6     224.4      5.6    784.3    3.7      784.3     3.7
 Overseas                                          213.7     4.7     211.2      3.5    848.1    9.4      829.7     7.1
   The Americas                                     90.1     8.7      85.8      3.5    358.4   14.8      345.8    10.8
   Europe                                          103.4     1.4     105.2      3.1    403.7    4.7      400.3     3.8
   Other                                            20.2     5.0      20.2      5.0     85.9   11.5       83.5     8.4
----------------------------------------------------------------------------------------------------------------------
[Industry Business]
Industry Business                                   31.6    -8.6      31.5     -8.8    119.7    0.3      119.1    -0.2
 Domestic                                           19.0   -22.1      19.0    -22.1     72.7  -10.0       72.7   -10.0
 Overseas                                           12.6    24.1      12.5     23.1     47.0   21.9       46.3    20.2
   The Americas                                      4.0    54.6       3.8     46.9     16.1   59.6       15.5    53.9
   Europe                                            4.5     5.9       4.6      8.2     16.0    4.6       15.9     4.1
   Other                                             4.1    23.7       4.1     23.7     14.8   13.1       14.8    13.2
----------------------------------------------------------------------------------------------------------------------
[Other Business]
Other Business                                      41.4    -3.5      41.3     -3.6    157.7   -3.4      157.3    -3.6
 Domestic                                           34.7    -1.9      34.7     -1.9    132.9   -2.0      132.9    -2.0
 Overseas                                            6.6   -11.1       6.6    -11.3     24.8  -10.0       24.4   -11.6
   The Americas                                      0.1   -81.2       0.1    -81.2      1.7  -48.2        1.6   -48.9
   Europe                                            3.1    50.5       3.1     50.5      7.6   -2.3        7.6    -3.1
   Other                                             3.4   -29.5       3.4    -29.9     15.4   -6.1       15.0    -8.1
----------------------------------------------------------------------------------------------------------------------
Grand Total                                        511.2     3.4     508.5      2.9  1,910.0    5.3    1,890.5     4.2
 Domestic                                          278.1     2.1     278.1      2.1    990.0    1.7      990.0     1.7
 Overseas                                          233.0     5.0     230.3      3.9    920.0    9.4      900.5     7.1
   The Americas                                     94.2     9.5      89.7      4.3    376.2   15.6      363.0    11.5
   Europe                                          111.0     2.5     112.9      4.2    427.5    4.5      423.9     3.7
   Other                                            27.8     1.2      27.7      1.1    116.2    9.0      113.5     6.5
 ---------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                      A6